December 2, 2025

VIA E-MAIL

Michael Pellegrino
General Counsel
Tidal Investments LLC
mpellegrino@tidalfg.com


       Re:      Tidal Trust II
                Post-Effective Amendment on Form N-1A
                File Nos. 333-264478, 811-23793

Dear Mr. Pellegrino:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
June 3, 2025, July 9, 2025, and August 11, 2025, Tidal Trust II filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform further substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filing until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

        Rule 18f-4 limits fund leverage risk by requiring that an open-end fund s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.


1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
 Michael Pellegrino
Page 2 of 3

Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                                   *   *    *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.


       Should you have any questions regarding this letter, please feel free to contact us at (202)
551- 6921.

                                                                     Sincerely,

                                                                     Division
of Investment Management




2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
                                                  Appendix A

33 Act   Accession No   Fund       Registrant     Filing Date   Series Names
                        Complex
333-     0001999371-    LevMax     Tidal Trust    06/03/2025    LevMax    AMZN
[Monthly 3x1] ETF ([Ticker])
264478   25-007089                 II                           LevMax
Bitcoin [Monthly 3x1] ETF ([Ticker])
                                                                LevMax    BRK-B
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    COIN
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    HOOD
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    MSFT
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    MSTR
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    NVDA
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    PLTR
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    RDDT
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    SMCI
[Monthly 3x1] ETF ([Ticker])
                                                                LevMax    TSLA
[Monthly 3x1] ETF ([Ticker])

333-     0001999371-    Quantify   Tidal Trust    07/09/2025    STKd 150% COIN
& 150% NVDA ETF
26447    25-008833      Funds      II                           STKd 150% NVDA
& 150% MSTR ETF
                                                                STKd 150% MSTR
& 150% COIN ETF
                                                                STKd 150% COIN
& 150% HOOD ETF
                                                                STKd 150% NVDA
& 150% AMD ETF
                                                                STKd 150% TSLA
& 150% MSTR ETF
                                                                STKd 150% TSLA
& 150% NVDA ETF
                                                                STKd 150% SMCI
& 150% NVDA ETF
                                                                STKd 150% UBER
& 150% TSLA ETF
                                                                STKd 150% META
& 150% AMZN ETF

333-     0001999371-    Defiance   Tidal Trust    08/11/2025    Defiance Hot
Sauce Daily 3X Strategy ETF (HOT)
264478   25-011017                 II